UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2018

FAIRMOUNT SANTROL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36670	34-1831554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8834 Mayfield Road, Chesterland, Ohio		44026
(Address of Principal Executive Offices)		(Zip Code)

(800) 255-7263

Registrant’s telephone number, including area code

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On April 24, 2018, an alleged stockholder of Fairmount Santrol Holdings Inc. (“Fairmount Santrol”) filed a putative class action against Fairmount Santrol and its directors, captioned Jennings v. Fairmount Santrol Holdings Inc., et al., No. 1:18-cv-00931, in the United States District Court for the Northern District of Ohio. On April 27, 2018, another alleged stockholder of Fairmount Santrol filed a putative class action against Fairmount Santrol and its directors, captioned Klein v. Fairmount Santrol Holdings Inc., et al., No. 1:18-cv-00646, in the United States District Court for the District of Delaware. On May 1, 2018, a third alleged stockholder filed a putative class action against Fairmount Santrol and its directors, captioned Rosello v. Fairmount Santrol Holdings Inc., et al., No. 1:18-cv-01002, in the United States District Court for the Northern District of Ohio. The lawsuits generally allege that Fairmount Santrol and its directors violated the federal securities laws by issuing allegedly misleading disclosures in connection with the previously announced proposed transaction (the “merger”) with Unimin Corporation (“Unimin”), pursuant to the terms of that Agreement and Plan of Merger, dated December 11, 2017, among Fairmount Santrol, Unimin and the other parties thereto (the “Merger Agreement”), and seek, among other things, to enjoin the special meeting of Fairmount Santrol stockholders scheduled to be held on May 25, 2018 (the “special meeting”) at which Fairmount Santrol stockholders will vote on, among other items, a proposal to adopt the Merger Agreement. Fairmount Santrol and its directors believe that the allegations against them lack merit.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Current Report on Form 8-K contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the Securities and Exchange Commission (the “SEC”). Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.FairmountSantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 26, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fairmount Santrol Holdings Inc.
(Registrant)

By:	/s/ David J Crandall
David J Crandall
Executive Vice President, General Counsel & Secretary

Date: May 2, 2018